 FORM 5                                  U.S. SECURITIES AND EXCHANGE COMMISSION                             OMB APPROVAL
[ ] CHECK BOX IF NO LONGER SUBJECT              WASHINGTON, D.C. 20549                             OMB Number           3235-0362
    TO SECTION 16. FORM 4 OR FORM                                                                  Expires:    September 30, 1998
    5 OBLIGATIONS MAY CONTINUE.        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimated average burden
    SEE INSTRUCTION 1(B).                                                                          hours per response . . . . 1.0
[ ] FORM 3 HOLDINGS REPORTED
[ ] FORM 4 TRANSACTIONS REPORTED
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading     6. Relationship of Reporting Person to Issuer
                                               Symbol  THE COLONEL'S                               (Check all applicable)
                                                       INTERNATIONAL, INC. ("COLO")
   WILLIAMSON    PATSY            L.                                                    [X]  Director          [X]  10% Owner
   (Last)       (First)        (Middle)     3. IRS or Social Security Number of         [x]  Officer (give     ____ Other (specify
                                               Reporting Person (Voluntary)                           title                below
                                                                                                      below
   620 SOUTH PLATT ROAD
               (Street)                                                                       Chairperson of the Board
                                            4. Statement for Month/Year
                                                  December 31, 1997                  7. Individual or Joint/Group Reporting (check
   MILAN        MICHIGAN          48160                                                 applicable line)
   (City)       (State)           (Zip)     5.  If Amendment, Date of Original         [X] Form Filed by One Reporting Person
                                                (Month/Year)                            __ Form Filed by More than One Reporting
                                                                                           Person

                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security           2. Transaction Date    3. Transaction Code       4. Securities Acquired (A) or Disposed of (D)
   (Instr. 3)                     (Month/Day/Year)       (Instr. 8)                (Instr. 3, 4 and 5)
                                                                                   Amount        (A) or (D)        Price
Common Stock, $0.01 par value
Common Stock, $0.01 par value


5. Amount of Securities        6. Ownership Form:     7. Nature of Indirect
   Beneficially Owned             Direct (D) or          Beneficial Ownership
   at end of Issuer's             Indirect (I)           (Instr. 4)
   Fiscal Year                    (Instr. 4)
   (Instr. 3 and 4)
11,632,500                             D
11,934,580                             I                 owned by spouse

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

                     TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security     2. Conversion or     3. Transaction     4. Transaction Code    5. Number of Derivative
   (Instr. 3)                          Exercise Price       Date (Month/       (Instr. 8)             Securities Acquired (A)
                                       of Derivative        Day/Year)                                 or Disposed of (D)
                                       Security                                                       (Instr. 3, 4 and 5)
                                                                                                          (A)         (D)
Stock Option (Right to Buy)                               2/20/97               A                      5,550

Stock Option (Right to Buy)                                3/1/97               A                        580

Stock Option (Right to Buy)                                9/1/97               A                        605

6. Date Exercisable and        7. Title and Amount of       8. Price of      9. Number of      10. Ownership        11. Nature of
   Expiration Date                Underlying Securities        Derivative       Derivative         of Deriva-           Indirect
   (Month/Day/Year)               (Instr. 3 and 4)             Security         Securities         tive Secur-          Beneficial
                                             Amount or         (Instr. 5)       Beneficially       ity: Direct          Ownership
    Date        Expiration                   Number of                          Owned at End       (D) or In-           (Instr. 4)
 Exercisable       Date           Title       Shares                            of Year            direct (I)
                                                                                (Instr. 4)         (Instr. 4)
8/20/98            2/19/07       Common Stock  5,550              $6.50                               D

 9/1/97            2/28/07       Common Stock    580              $8.00                               D

 3/1/98            8/31/08       Common Stock    605              $5.00                               D

                                                                                   6,130              D

EXPLANATION OF RESPONSES:



                                                                               /s/Patsy L. Williamson            February 17, 1998
**Intentional misstatements or omissions of facts constitute Federal         **Signature of Reporting Person           Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).              Patsy L. Williamson

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless
the form displays a currently valid OMB Number.                                                                         Page 2

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